Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Reports Second Quarter 2020 Financial Results and Business Highlights

- Phase 2b Trial Design for BLU-5937 in Refractory Chronic Cough to be Announced in Q3 2020 -

LAVAL, Quebec, August 13, 2020 - BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today reported its financial and operating results for the second quarter ended June 30, 2020.

PROGRAM AND CORPORATE HIGHLIGHTS

Announced topline results from the Phase 2 RELIEF clinical trial of BLU-5937 in patients with refractory chronic cough in July 2020.
●	While the primary endpoint of placebo-adjusted reduction in awake cough frequency was not achieved, a numerical difference in favor of BLU-5937 was observed at all doses.
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A pre-specified analysis of high cough frequency (≥median) patients achieved highly statistically significant (p<0.0015) and clinically meaningful reductions (28-32%) in placebo-adjusted awake cough frequency at all doses.

●	Results showed that BLU-5937 was well tolerated, with taste disturbance events reported by fewer than 10% of patients receiving BLU-5937 and an overall safety profile similar to placebo.
●	Additional data from the Phase 2 RELIEF clinical trial of BLU-5937 in patients with refractory chronic cough will be presented at upcoming respiratory conferences.

Expects to initiate an adaptive Phase 2b trial of BLU-5937 enriched for higher cough count patients in the fourth quarter of 2020.
●
The Company expects to provide the Phase 2b trial design in the third quarter of 2020 and plans to have a meeting with the U.S. Food and Drug Administration (“FDA”) prior to trial initiation in the fourth quarter of 2020.

“Our Phase 2 RELIEF trial, including the reduction in cough frequency observed in patients with higher cough counts in addition to the low taste effect, support advancing the study of BLU-5937,” said Roberto Bellini, President and Chief Executive Officer of BELLUS Health. “We look forward to initiating our Phase 2b trial enriched for higher cough count patients by year end following regulatory feedback from the FDA in the fourth quarter of this year.”

FINANCIAL RESULTS

Cash Position: As of June 30, 2020, the Company had available cash, cash equivalents and short-term investments totaling US$74.0 million, compared to US$90.0 million at December 31, 2019.

Net Loss: For the second quarter ended June 30, 2020, net loss amounted to US$8,422,000 (US$0.14 per share), compared to US$5,909,000 (US$0.13 per share) for the same period in 2019.

Research and Development Expenses: Research and development expenses, net of research tax credits, amounted to US$5,899,000 for the second quarter ended June 30, 2020, compared to US$4,100,000 for the same period in 2019. The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, mainly activities in relation to the Phase 2 RELIEF trial in refractory chronic cough, for which topline results were announced on July 6, 2020.

General and Administrative Expenses: General and administrative expenses amounted to US$3,439,000 for the second quarter ended June 30, 2020, compared to US$1,771,000 for the same period in 2019. The increase is mainly due to increased general and administrative costs incurred since the Company’s Nasdaq listing in September 2019 and higher stock-based compensation expense in relation to its stock option plan.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Net Finance Income (Costs): Net finance income amounted to US$912,000 for the second quarter ended June 30, 2020, compared to net finance costs of US$44,000 for the same period in 2019. The increase in net finance income is mainly attributable to a foreign exchange gain that arose from the translation of the Company’s net monetary assets denominated in Canadian dollars during the quarter.

The Company’s full unaudited condensed consolidated interim financial statements and accompanying management’s discussion and analysis for the three and six-month periods ended June 30, 2020 will be available shortly on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About BLU-5937

BLU-5937, a highly selective P2X3 antagonist - (>1500 fold) - is in development for chronic cough, chronic pruritus and other hypersensitization-related disorders.

The P2X3 receptor in the cough reflex pathway, which is implicated in chronic cough, is a rational target for treating chronic cough, and it has been evaluated in multiple clinical trials with different P2X3 antagonists. The Company believes that its highly selective P2X3 antagonist has the potential to reduce coughing in patients with chronic cough while maintaining taste function by not inhibiting P2X2/3 receptors, which play a major role in taste.

In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, enabling the Company to consider developing a pipeline of therapies using its P2X3 platform. BELLUS Health is exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. It is estimated that approximately 55% of patients have mild disease, and approximately 45% have moderate to severe disease. There is no specific therapy approved for refractory chronic cough and current treatment options are limited.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many conditions, including AD. It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Forward-Looking Statements

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including its clinical development plan, the timing and outcome of future regulatory interactions and timing and design of future trials for its chronic cough program, the potential tolerability profile, selectivity and other characteristics of BLU-5937 as compared to other competitor candidates and the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of BELLUS Health to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on BELLUS Health’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health's product candidate's development process and its market size and commercial value are dependent upon a number of factors. Moreover, BELLUS Health’s growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other product candidates. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F, for further risk factors that might affect BELLUS Health and its business.(Missing Graphic Reference)

SUMMARY OF FINANCIAL RESULTS

	Three months ended June 30, 2020		Three months ended June 30, 2019
	(in thousands of dollars, except per share data)
Revenues	US$	4	US$	6
Research and development expenses, net		(5,899)		(4,100)
General and administrative expenses		(3,439)		(1,771)
Net finance income (costs)		912		(44)
Net loss for the period	US$	(8,422)	US$	(5,909)
Basic and diluted loss per share	US$	(0.14)	US$	(0.13)

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Source: BELLUS Health Inc.